====================================================================================================================================

SEC        Potential persons who are to respond to the collection of information contained in
1745       this form are not required to respond unless the form displays a currently valid OMB
(3-98)     control number.
====================================================================================================================================



                                                                                             -------------------------------
                                                                                                      OMB APPROVAL
                                                                                             -------------------------------
                                                UNITED STATES                                    OMB Number:  3235-0145
                                      SECURITIES AND EXCHANGE COMMISSION                     -------------------------------
                                           Washington, D.C. 20549                                Expires:  November 30, 1999
                                              ___________________                            -------------------------------
                                                                                              Estimated average burden hours
                                                                                               per response . . . 14.9
                                                                                             -------------------------------

                                  SCHEDULE 13G

                                 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                         (Amendment No. _____________)*

                              Ramp Networks, Inc.
                                (Name of Issuer)
--------------------------------------------------------------------------------
                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  751567-10-8
                     -------------------------------------
                                 (CUSIP Number)

                                    12/31/99
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [ ] Rule 13d-1(c)

      [x] Rule 13d-1(d)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------                                                              ------------------------------------

CUSIP No. 751567-10-8                                     13G                                            Page  2 of  5 Pages
----------------------------------                                                              ------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------

 1                        NAME OF REPORTING PERSONS
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          MAHESH VEERINA
------------------------------------------------------------------------------------------------------------------------------------

 2                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                                (a) [ ]
                                                                                                                (b) [ ]
-----------------------------------------------------------------------------------------------------------------------------------

 3                       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
 4                        CITIZENSHIP OR PLACE OF ORGANIZATION

                          U.S.A.
-----------------------------------------------------------------------------------------------------------------------------------

    NUMBER OF                             5  SOLE VOTING POWER

     SHARES                                   1,312,525/1/

                        -----------------------------------------------------------------------------------------------------------


   BENEFICIALLY                           6  SHARED VOTING POWER

     OWNED BY                             0

                        ------------------------------------------------------------------------------------------------------------


      EACH                                7  SOLE DISPOSITIVE POWER

    REPORTING                                1,312,525/1/

                        ------------------------------------------------------------------------------------------------------------


   PERSON WITH                            8  SHARED DISPOSITIVE POWER

                                          0
------------------------------------------------------------------------------------------------------------------------------------


 9                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          1,312,525/1/

-----------------------------------------------------------------------------------------------------------------------------------

1                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
 0

1                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 1                        6.2% BASED ON 21,098,380 TOTAL SHARES OUTSTANDING AS OF DECEMBER 31, 1999.

------------------------------------------------------------------------------------------------------------------------------------

1                        TYPE OF REPORTING PERSON*
 2
                         IN
------------------------------------------------------------------------------------------------------------------------------------

                                                         *SEE INSTRUCTIONS



-------------------------------
/1/ This amount includes options to purchase 102,625 Shares exercisable within 60 days of December 31, 1999. This amount does not include 7,995 Shares held by trusts of which Mahesh Veerina's wife is the sole trustee; nor does it include 7,920 Shares held by trusts for Mahesh Veerina's children, of which Mahesh Veerina's brother-in-law and father-in-law are the sole trustees. Mr. Veerina has neither voting nor dispositive power over shares held by those trusts.

----------------------------------                                                              ------------------------------------

CUSIP No. 751567-10-8                                     13G                                            Page  3 of  5 Pages
----------------------------------                                                              ------------------------------------

Item 1(a).  Name of Issuer:

                           RAMP NETWORKS, INC.
            ---------------------------------------------------------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

                    3100 De La Cruz Blvd., Santa Clara, CA   95054
            ---------------------------------------------------------------------------------------------------------------------

Item 2(a).  Name of Person Filing:

                    MAHESH VEERINA
            ---------------------------------------------------------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office or, if none, Residence:

                           Same as Item 1(b)
            ---------------------------------------------------------------------------------------------------------------------

Item 2(c).  Citizenship:

                           U.S.A.
            ---------------------------------------------------------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

                           Common Stock
            ---------------------------------------------------------------------------------------------------------------------

Item 2(e).  CUSIP Number:

                           751567-10-8
            ---------------------------------------------------------------------------------------------------------------------

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

 Not Applicable.

----------------------------------                                                              ------------------------------------

CUSIP No. 751567-10-8                                     13G                                            Page  4 of  5 Pages
----------------------------------                                                              ------------------------------------

Item 4.  Ownership.

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount Beneficially Owned:
         1,312,525/1/
         --------------------------------------------------------------------------------------------------------------
(b)      Percent of Class:
                           6.2% based on 21,098,380 total shares outstanding as of December 31, 1999.
                 ----------------------------------------------------------------------------------------------------------------

(c)      Number of shares as to which such person has:

          (i)      Sole power to vote or to direct the vote             1,312,525/1/
                                                           ------------------------------------------------------------
          (ii)     Shared power to vote or to direct the vote           0
                                                             ----------------------------------------------------------
          (iii)    Sole power to dispose or to direct the disposition of    1,312,525/1/
                                                                        -----------------------------------------------
          (iv)     Shared power to dispose or to direct the disposition of           0
                                                                          ---------------------------------------------

          Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable


Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

         Not Applicable


------------------------------
/1/ This amount includes options to purchase 102,625 Shares exercisable within 60 days of December 31, 1999. This amount does not include 7,995 Shares held by trusts of which Mahesh Veerina's wife is the sole trustee; nor does it include 7,920 Shares held by trusts for Mahesh Veerina's children, of which Mahesh Veerina's brother-in-law and father-in-law are the sole trustees. Mr. Veerina has neither voting nor dispositive power over shares held by those trusts.

----------------------------------                                                              ------------------------------------

CUSIP No. 751567-10-8                                     13G                                            Page  5 of  5 Pages
----------------------------------                                                              ------------------------------------



                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2000

                                                  /s/ Mahesh Veerina
                                         -------------------------------------
                                         Mahesh Veerina, President and Chief
                                         Executive Officer